                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (Amendment No. 1)
                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             STARRETT CORPORATION
                           (Name of Subject Company)

                           STARTT ACQUISITION, INC.
                            STARTT ACQUISITION, LLC
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)
                                  885-677-11
                     (CUSIP Number of Class of Securities)

                              JONATHAN I. MAYBLUM
                           STARTT ACQUISITION, INC.
                       C/O LAWRENCE RUBEN COMPANY, INC.
                        600 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK 10022
                            TELEPHONE: 212-980-0910

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                  Copies To:
                            JOEL I. PAPERNIK, ESQ.
                 SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                               551 FIFTH AVENUE
                           NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE

    $76,696,760.00                                          $15,339.35

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,260,960 shares of common stock, par value $1.00 per share, at a price per Share of $12.25 in cash. Such number of Shares represents all of the Shares outstanding as of October 16, 1997.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee as previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15,339.35
Form or Registration No.:  Schedule 14D-1
Filing Party: Startt Acquisition, Inc. and Startt Acquisition, LLC. Date Filed: October 23, 1997



            1)          Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

                             Startt Acquisition, Inc.                Employer Tax Id:  13-397-0392
                        ------------------------------------------------------------------------------------

            2)          Check the Appropriate Box if a Member of a Group (See Instructions)

                        (a)
                            --------------------------------------------------------------------------------
                        (b)  X
                            --------------------------------------------------------------------------------

            3)          SEC Use Only
                                     -----------------------------------------------------------------------

            4)          Sources of Funds (See Instructions)                    AF, OO
                                                           -------------------------------------------------

            5)          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

            6)          Citizenship or Place of Organization                       New York
                                                            ------------------------------------------------

            7)          Aggregate Amount Beneficially Owned by Each Reporting Person          3,317,211
                                                                                    ------------------------

            8)          Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

            9)          Percent of Class Represented by Amount in Row (7)                 0
                                                                         -----------------------------------

            10)         Type of Reporting Person (See Instructions)                CO
                                                                   -----------------------------------------


                                       2




            1)          Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

                             Startt Acquisition, LLC                   Employer Tax Id:  13-397-0393
                        ------------------------------------------------------------------------------------

            2)          Check the Appropriate Box if a Member of a Group (See Instructions)

                        (a)
                            --------------------------------------------------------------------------------
                        (b)  X
                            --------------------------------------------------------------------------------


            3)          SEC Use Only
                                     -----------------------------------------------------------------------

            4)          Sources of Funds (See Instructions)                    AF, OO
                                                           -------------------------------------------------

            5)          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

            6)          Citizenship or Place of Organization                       Delaware
                                                              ----------------------------------------------

            7)          Aggregate Amount Beneficially Owned by Each Reporting Person         3,317,211
                                                                                    ------------------------

            8)          Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

            9)          Percent of Class Represented by Amount in Row (7)                 0
                                                                         -----------------------------------

            10)         Type of Reporting Person (See Instructions)                      OO
                                                                   -----------------------------------------


            This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Startt Acquisition, Inc. a New York corporation (the "Purchaser"), and Startt Acquisition, LLC, a Delaware limited liability company (the "Parent"), filed pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934 on October 23, 1997 with the Securities and Exchange Commission.

            Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

            Item 10(e) is hereby amended and supplemented by adding thereto the following:

            On November 10, 1997, an action captioned J. Arthur Johnson, et al. v. Paul Milstein, et al. ( Index No. 120975/97) was filed in the Supreme Court of the State of New York, County of New York. The action was filed by the named plaintiffs on behalf of themselves and a purported class consisting of the other shareholders of Starrett Corporation (the "Company"). The Company, Purchaser, Parent, and certain current and former directors of the Company (the "Directors") are named as defendants. The plaintiffs allege, among other things, that the Directors and Officers breached their fiduciary duty to the Company by (i) entering into the merger agreement with the Purchaser and failing to pursue a bid for the Company at $12.50 per share in violation of a duty to maximize shareholder value, and (ii) failing to sufficiently disclose material information concerning the $12.50 per share bid in the Company's Solicitation/Recommendation Statement on Schedule 14D-9. The complaint seeks certification of the class, specific performance of the Directors' fiduciary duties to the plaintiffs (including conducting a market check and considering all bona fide offers for the Company), injunctive relief with respect to the consummation of transaction with Purchaser, rescission of such transaction if it is consummated and rescissionary damages, rescission of certain allegedly improper agreements entered into by certain directors of the Company in connection with the merger agreement, costs and unspecified damages. The Company believes that plaintiffs' allegations are without merit, and the Company, Purchaser and Parent intend to vigorously contest the action.

                                  SIGNATURES

            After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1997


                              STARTT ACQUISITION, INC.


                              By :  /s/ Jonathan I. Mayblum
                                   -----------------------------------
                                      Name:  Jonathan I. Mayblum
                                      Title: President


                              STARTT ACQUISITION, LLC


                              By : /s/ Jonathan I. Mayblum
                                   -----------------------------------
                                      Name:  Jonathan I. Mayblum
                                      Title: President